FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of February, 2011
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	2010 results analysts’ presentation.

ACTIVITY AND RESULTS 2010 3 February 2011
ACTIVITY AND RESULTS 2010 3 February 2011

Important information Banco Santander, S.A. (“Santander”) cautions that this presentation contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial positio n or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the “SEC”), could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities or any advice or recommendation with respect to such securities. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or o ther advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. Nothing contained in this presentation is an offer of securities for sale into the United States or in any other jurisdiction. No offering of Securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. In making this presentation available, Santander makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever and you should neither rely nor act upon, directly or indirectly, any of the information conta ined in this presentation in respect of any such investment activity. Note: Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, historical share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

Agenda Grupo Santander 2010 highlights 2010 Results -Group -Business areas 2011 Outlook Appendix

2010 Highlights 1Solid profit generation: EUR 8,181 mill. Diversification + Differential management by areas 2Group’s non-performing loans stabilising Noteworthy improvement at SCF, Brazil and Sovereign 3Better structural liquidity position Deposits + M/L term funding in 2010: +EUR 147 bill. 4Increased solvency Core capital: 8.80%; +33 b.p. in Q4’10 5Shareholder remuneration maintained: € 0.60/share Consistent with increase in book value per share 6Better Group positioning Greater diversification and growth potential

1Solid profit generation In Q4’10 solid generation of RECURRING RESULTS is maintained, with a profit of EUR 2,101 million ...
Group’s quarterly attributable profitGroup’s attributable profit EUR millionEUR million 8,943-8.5% 2,4238,181 2,2212,2022,2152,230 2,0962,1072,101
1,635 Q1’09 Q2Q3Q4Q1’10Q2Q3Q420092010
Impact from the application of Bank of Spain’s Circular 3/2010: -EUR 472 million. EPS of EUR 0.9418 in 2010

1

Solid profit generation

6

… backed by our diversification advantage which allows growth in a high percentage of the Group



Mature markets
Continental Europe
EUR million
5,031
3,885
-22.8%
2009
2010
Restructuring mature
markets (UK+Sov.)
Constant EUR million
1,757
2,409
+37.1%
2009
2010
2010 Attributable profit (1)
In EUR
Portugal
4%
SAN Network+
Banesto
15%
Global
Europe
9%
SCF
7%
25%
18%
18%
4%
UK
SOV.
Emerging markets
Brazil
Constant US$ mill.; continued operations
3,588
4,464
+24.4%
2009
2010
Emerging markets
Latam ex-Brazil
Constant US$ million
2,316
2,604
+12.5%
2009 (2)
2010

(1) Over operating areas 2010 attributable profit
(2) Excluding discontinued operations from Venezuela

Santander

2Credit quality7 Better performance of NPLs entries and risk premium in the Group and in the main units ... Net NPLs entries(1). Group’s total Risk premium(2). Group’s total EUR BillionPercentages 18.22.2 13.013.51.9 1.6 200820092010200820092010 Net NPLs entries(1). Main unitsRisk premium(2). Main units Base 100: 2009Percentages SAN + BtoSCFUKLatamSAN + BtoSCFUKLatam 100941001001004.8 873.6 813.6 2.7 1.81.8 1.1 420.4 2009 20102009 20102009 20102009 20102009 20102009 20102009 2010 2009 2010 (1) Excluding perimeter and exchange rate impact (2) Risk premium: Change in the period’s managed NPLs (change in the balance of NPLs plus write-offs less written-off assets recovered) over average lending risk

2Credit quality8 .... reflecting an NPL RATIO stabilising at Group level and already lower in some units Total GrupoContinental Europe %%SpainSCF 5.39 4.244.95 3.243.553.414.18 2.042.84 1.95 0.950.63 Dec’07 Dec’08 Dec’09 Dec’10Dec’07 Dec’08 Dec’09 Dec’10Dec’07 Dec’08 Dec’09 Dec’10 United Kingdom and USALatin America %UKSOV%Brazilex-Brazil 5.27 5.354.91 4.613.58 1.712.742.963.07 1.76 2.36 1.04 0.601.47 Dec’07 Dec’08 Dec’09 Dec’10 Dec’07 Dec’08 Dec’09 Dec’10Dec’07 Dec’08 Dec’09 Dec’10 Dec’07 Dec’08 Dec’09 Dec’10

2Credit quality9 In 2010 COVERAGE RATIOS remained stable or improved in general terms GroupContinental Europe %% SpainSCF 128 757373 111 736497 58 Dec’09Jun’10Dec’10Dec’09 Jun’10 Dec’10Dec’09 Jun’10 Dec’10 United Kingdom and USALatam %% UKSOVBrazilex-Brazil 75121 101119 99110 466798 4441 62 Dec’09 Jun’10 Dec’10Dec’09 Jun’10 Dec’10Dec’09 Jun’10 Dec’10Dec’09 Jun’10 Dec’10

3 Liquidity

10

In 2010 high effort made in retail and wholesale capturing of funds …

2010 funds capturing and allocation. Total Grupo

EUR billion



147
38
Issues
M/L term
72
Maturities
M/L term
30
109
Deposits
increase
Loans
increase
42
Allocation
Capturing

Retail capturing strategy



Mature markets
Business (€ bill.)
Dec'10/Dec'09
+79
+12
Loans
Deposits
Loans / Dep. (%)
Deleverage
147
125
Dec'09
Dec'10
Latam
Business (€ bill.)
Dec'10/Dec'09
+30
+30
Loans
Deposits
Loans / Dep. (%)
Self financing
91
92
Dec'09
Dec'10

Note: In 2010, additional securitisations for EUR 19.2 bill. were placed in the market

Santander

3 Liquidity
11

... which improved the Group's funding structure and liquidity ratios

Group's liquidity(1) balance sheet



Permanent assets
Permanent liabilities
Loans
76%
Fixed assets
7%
Financial assets
17%
85%
Deposits
M / L term funding
11%
Equity and other liabilities
4%
Short term funding

Structural liquidity buffer = EUR 127 bill. (+54 bill. over 2009)

Group's liquidity ratios



Loans / Deposits (%)
150
135
117
Dec'08
Dec'09
Dec'10
Dep.+ M/L term funding / Loans (%)
104
106
114
Dec'08
Dec'09
Dec'10

High discount capacity available at central banks: around EUR 100 billion

(1) Balance sheet for the purposes of liquidity management: total balance sheet net of trading derivatives and interbank balances. Provisional data before the final closing.

Santander

3Liquidity12 In 2011 we will continue to enjoy a comfortable liquidity position 1 In the next three years, the maturities will be below 2010 issues EUR billionGroup issuesGroup maturities No 383130 concentration Total6 on M L term 14822 Other issues 4 maturitieseuro zone2522 2418 20102011 2012 2013 2 Reduction of commercial gap in Spain and Portugal due to deleveraging Lower needs EUR 9 — 11 bill. a year on a recurring basis in the current environment in the euro SCF: moving toward self financing zone Recourse to parent bank of EUR 15 bill. in 2009; 9 bill. in 2010 and self financing in 2012

4Solvency Core capital performance +33 b.p. 8.61%8.80%The Group has very solid 8.47% 7.58%capital ratios, appropriate 6.25%for our business model and risk profile ... Dec’07Dec’08Dec’09Sep’10 Dec’10 Note: Dec’07 under BIS I Main impacts in Q4’10... which put Santander in a comfortable position to Organic capital generation+20 b.p. meet BIS III requirements Scrip dividend+13 b.p.

5Shareholder remuneration14 Recurring profit and capital strength allowed Santander ... .... to maintain total shareholder .... increase book value(1) per share ... remuneration vs. 2009 (€ 0.60 share) ... EUR per shareEUR per share 0.60 0.60 8.58 0.2298.04 0.2227.58 7.23 0.1350.135+19% 0.120 0.1230.119 0.117 1st 09 2nd 09* 3rd 09 4th 09 1st 10 2nd 10* 3rd 10* 4th 102007 2008 2009 2010 .... and offer a total shareholder return (TSR) above market in the medium and long term +12.7+12.1 CAGR +5.0 difference (2) in p.p. with Euro Stoxx-2.2 Banks 1 year3 years5 years15 years (*) Santander Dividendo Elección (1) Calculated as (capital + reserves + profit — own shares — dividends) (shares + Valores Santander) (2) Developed based on Bloomberg data as of 31-12-2010

6Better Group’s positioning towards countries with large 15 growth potential 2010 attributable profit(1) 13 Other LatAm: 6% Emerging Spain Retail Adjusting Chile: 6% (SAN+Banesto): 15% markets: mature Mexico: 6% 43%Portugal: 4% markets: Germany: 4% 19% Other Brazil: 25%Europe: 10% Expected GDP USA: 6% growth(2) in the next Expected GDP 3 years: growth(2) in the 4%United Kingdom: 18%next 3 years: 1% — 2% Expected GDP 2 growth(2) in the Recovering next 3 years: 2% — 3%mature markets: 38% (1) Over operating areas attributable profit (2) Expected GDP growth as the average for 2011-2013 Source: International Monetary Fund, World Economic Outlook Database, October 2010

Agenda Grupo Santander 2010 highlights 2010 Results -Group -Business areas 2011 Outlook Appendix

Grupo Santander Results

17

EUR Mill.	2010	Var. o/ 2009 Amount	Var. o/ 2009 %	% excl. fx. and perimeter**	
Net interest income	29,224	+2,926	+11.1	+0.1	A
Fees	9,734	+654	+7.2	-2.4	
Trading gains and other*	3,091	-912	-22.8	-16.5	
Gross income	**42,049**	**+2,668**	**+6.8**	**-2.2**	
Operating expenses	-18,196	-1,775	+10.8	+2.0	B
Net operating income	**23,853**	**+893**	**+3.9**	**-5.2**	
Loan-loss provisions	-9,565	-81	+0.9	-8.5	C
Provision BoS regul. change	-693	-693	--	--	
Profit before tax	**12,052**	**+288**	**+2.4**	**-6.6**	Greater fiscal pressure: absorbs 5 p.p.
Consolidated profit	**9,102**	**-356**	**-3.8**	**-11.2**	
Attributable profit	**8,181**	**-762**	**-8.5**	**-14.8**	Minority interests: absorb 4 p.p.

(*) Including dividends, equity accounted income and other operating results
(**) Perimeter: Sovereign (January '09 equity accounted income), SCF units, BNP Argentina branches and Venezuela disposal.

Santander

Grupo Santander Results

18

Solid basic revenues and costs under control in all geographic areas

A Net interest income + fee income and insurance activity

EUR million


TOTAL
35,718
39,336
Fees and insurance
9,419
10,112
Net interest income
26,299
29,224
2009
2010


Cont. Europe
EUR Billion
-3%
15.4
14.9
2009
2010
UK + Sov.(1)
Constant EUR Bill.
+10%
6.9
7.5
2009
2010
Brazil
Constant US$ Bill.
+6%
17.0
18.0
2009
2010
Latam ex-Brazil
Constant US$ Bill.
+4%
7.7
8.0
2009
2010

B Main units costs

(excl. perimeter and exchange rate impact)


Var. (%) o/ 2009
Santander network -0.8%
Banesto -0.4%
SCF -1.4%
Portugal -0.6%
United Kingdom (in £) -0.1%
Brazil (in real) +3.7%
Mexico (in pesos) +2.5%
Chile (in pesos) +7.8%
Sovereign(1) (in US$) -8.1%
Grupo +2.0%

(1) Like-for-like comparison in SOV: 2010 o/ Q4'09 + Q3'09 + Q2'09 + February-March 2009 at a quarterly rate

Santander

Grupo Santander Results19 CLower PROVISIONS at Group level on a like-for-like basis, as the increase in Spain was offset by other areas Specific provisionsNet loan-loss provisions (1) EUR millionEUR million 11,76012,342 10,258 9,484 11,649 9,565 20092010 20092010 Use of generic provisions EUR millionCont. Europe UK + Sov. (2)BrazilLatam ex-Brazil EUR Billion Constant EUR Bill. Constant US$ Bill.Constant US$ Bill. +35% 4.2-11% 5.5 -19%4.9-40% 3.12.1 1.6 -2,159-2,0863.51.3 1.3 20092010 2009 20102009 20102009 20102009 2010 Provision due to BoS’ Circular 3/2010 (1) Including country risk (2) Like-for-like comparison in SOV: 2010 o/ Q4’09 + Q3’09 + Q2’09 + February-March 2009 at a quarterly rate

Grupo Santander Results20 The provisions built in 2010 strengthened, once again, the Group’s TOTAL ALLOWANCES EUR million Spain: Generic provisions 2,907 20,748 -567 18,497-491768 -462 -619 12,863Dec’09Q1’10Q2’10Q3’10Q4’10 Dec’10 14,902 Total11,770 funds9,302 6,682 Specific3,275 Spain:768 Other 6,0276,1816,7275,846 Europe: 1,510 Generic America: 3,568 Dec’07 Dec’08 Dec’09 Dec’10

Agenda Grupo Santander 2010 highlights 2010 Results -Group -Business areas 2011 Outlook Appendix

EUROPE

23

Continental Europe main units. 2010 Results

EUR mill. and % o/ 2009

Networks impacted by environment, deposit capturing campaign and Bank of Spain provision. Very positive trend of Santander Consumer Finance

Gross income: 15,946 mill.; -1.7%

Net operating income: 9,794 mill.; -5.0%

Attributable profit(1): 3,885 mill.; -22.8%



SAN network
Banesto
Santander Consumer Finance
Portugal
Other
4,841
-9%
2,403
-7%
4,634
+13%
1,190
-6%
1,906
2.878
-2%
GBM
2,769
-15%
1,376
-11%
3,361
+13%
650
-10%
1,299
1,637
-10%
GBM
1,243
-38%
419
-43%
811
+29%
456
-14%
914
957
-15%
GBM

(1) Deducting the impact from the application of BoS Circular 3/2010, the area's attributable profit decreased 13% (SAN network: -23%; Banesto: -28%; SCF: +32% and other: -11%

Continental Europe main units. 2010 Activity

24

Santander Branch Network

Volumes



Var. Dec'10 / Dec'09
+18%
-3%
Loans
Deposits

Net int. income / ATAs



3.35%
3.18%
2009
2010

Banesto

Volumes



Var. Dec'10 / Dec'09
+18%
+0%
Loans
Deposits

Net int. income / ATAs[1]



3.05%
2.91%
2009
2010

(1) Retail Banking

Portugal

Volumes



Var. Dec'10 / Dec'09
+45%
-7%
Loans
Deposits

Net int. income / ATAs



1.71%
1.43%
2009
2010

Santander Consumer Finance

Volumes



Var. Dec'10 / Dec'09
+11%
+16%
Loans
Deposits

Net int. income / ATAs



4.74%
4.99%
2009
2010

Santander

Loan portfolio in Spain At 2010 year-end Spain accounted ... with reduced share from realestate financing for less than 1/3 of the Group’sloans ... EUR Billion Volume% total Total236100% EUR 744 billionPublic Sector12 5% 61 Household mortgages 26% Other loans to 3012% individuals 236 bill. Companies without 9540% construc. and real estate No real estate purposes115% Construc. & (*)12% real estateReal estate 27 purposes (*) Of which loans to real estate developers: EUR 12.0 billion

Loan portfolio in Spain. Evolution Improved risk profile with very active management to reduce exposure to construction and real estate sectors EUR Billion Var. 2008 2010 Amount% TOTAL254 -3.5% 245-3.6%236-18-7.0% Public Sector7 10+5+70.1% 12 Household mortgages 65 64 61-4-5.4% Other loans to individuals 33 31-3-9.6% 30 Companies without 98 95-3-3.6% construc. & real estate95 No real estate 13-2-15.5% Constr. &purposes13 11 real estate Real estate 3831-11-27.5% purposes27 200820092010 Net foreclosed real estate assets4.34.55.2+0.9

Loan portfolio in Spain. Credit quality27 NPL ratio growing at slower pace, as over 80% of the portfolio showed greater stability in 2010 Non-performingloansratio (%) Real estate 13.3 Construction & purposes: 17.0% real estate(1)No real estate purposes: 4.4% 8.7 3.44.2Total portfolio Spain 3.3 2.53.0Other portfolio 2.0Household mortgages 2.42.2 1.91.5 Dec’08Dec’09Dec’10 Coverage ratio at Dec. 2010 = 58% (1) NPL Ratio calculated over consolidated balances eliminated intragroup

Loan portfolio in Spain. Loans to construction and real estate sectors for real estate purposes Portfolio with high share of buildings ... well collateralised with adequate and working capital financing ...coverage of NPLs and substandard EUR million Total: EUR 27,334 mill. Risk Coverage Finished buildings 12,709Amount Amount % 47%NPLs4,636 1,321 29 Without mortgage 22%Substandard 4,932 569 12 guarantee: 6,124 10% 13%Generic768 1%7%Buildings under Other land 252 construction 2,548(*) Building landTotal9,568 2,658 28 2,023Developed land 3,678 (*) Over 75% of the operations payments are up to date.

29

Loan portfolio in Spain. Residential mortgages

Medium-low risk portfolio with very limited expectations of additional worsening

Spain's mortgages. Differential characteristics

- All mortgages **paid principal since the first day**. There are no "interest only" mortgages.
  - Furthermore, **early amortisation** is a usual practice: the average life of the loan is well below that in contract.
- **A very high percentage is to finance first residence**. Since the borrower has home ownership, the expected loss is very low.
- The **borrower responds with all assets,** not just the house.
- **Most mortgages are at variable rate** with fixed spread over Euribor.

Grupo Santander: High quality collateral

First residence


94%
6%
Second residence and other

Grupo Santander: Concentrating on lower LTV tranches with higher credit quality


34%
51%
13%
2%
<50%
50%-80%
80%-100%
>100%

	<50%	50%-80%	80%-100%	>100%
NPL ratio:	1.20%	2.02%	5.30%	3.35%

Santander

Loan portfolio in Spain. Foreclosed real estate assets Active management: slowdown of stock in 2010 and coverage was anticipated in 2009 Foreclosed real estate assetsCoverage ratio EUR Billion 31%31% 7.5Losses on 6.5sales: 2.310% Total4.8approx. 25% 2.0 0.5 Coverage 2008 2009 2010 Net4.55.2 4.3 Stock structure 2008 2009 2010 EUR million GrossNet amount Coverage amount 20092010Finished buildings 3,09825%2,339 Gross 2.52.1-20%Buildings under constr. 56425%425 entriesDeveloped land2,30735%1,506 Building land1,30840%787 Sales & rentals 0.81.1+31% Other land23240%138 Difference1.71.0-44% Total7,509 31% 5,195

Loan portfolio in Portugal31 Portfolio EUR billion Portfolio structure 2010Var. 2008 2010 Amount% Total-0.6%-6.5% EUR billion 33-2.3 -7% % over3331 Public Sector 000-0.2 -42% Volumetotal TotalMortgages to 1616+0,5 +3% 31100%individuals 17 Public Sector01% Other loans toindividuals2 2 2+0,1 +2% Companies w/o 1313-2.5 -19% construc. & real estate11 Mortgages to 1755%Constr. & real estate 1.4 -3.9% 1.3-9.6% 1.2-0.2-13% individuals 2008 2009 2010 NPL ratio (%) Other loans toindividuals26%18.4Construction & real estate 10.5 Companies w/o construc. & real 1135%8.2 estateTotal portfolio 2.52.9 2.22.32.6 1.7Mortgages toindividuals Constr. & real estate1.23%1.8Other portfolio 0.81.5 200820092010 Coverage ratio at Dec. 2010 = 60%

Santander Consumer Finance 2010

32

Activity

New lending

Var. in euro



+6%
+8%
-4%
2009 / 2008
H1'10 / H1'09
2010 / 2009

Loans: +11%

Var. in euro (Dec'10 / Dec'09)



+110%
+10%
+1%
-2%
-12%
USA
Nordic countries
Italy
Germany
Spain

Funding

Dec'10 / Dec'09



+16%
+33%
Deposits
Issues (*)

Net int. income / Provisions (% o/ATAs)



4.74
4.99
Net interest income
1.85
2.24
2.89
2.75
Provisions
2009
2010

Results

Basic revenues – provisions

EUR million



485
539
541
553
570
643
667
721
Q1'09
Q2
Q3
Q4
Q1'10
Q2
Q3
Q4

Net op. income / Loan-loss prov.

EUR million



Var.Q4'10 / Q4'09
Net op. income
744
753
766
710
786
825
890
860
+21.2%
Provisions
Net op. income after LLPs
243
249
260
254
288
354
339
363
+43.1%
Q1'09
Q2
Q3
Q4
Q1'10
Q2
Q3
Q4

(*) Excluding securitisations for EUR 6.3 billion placed in the market

Santander

UNITED KINGDOM

United Kingdom 201034 Profit continued to grow at double digits, for the sixth straight year Attributable profit: £ 1,701 mill. Net operating income (EUR 1,985 million) £Million 791 788 768 Var. 2010 2009 in £ (%)745 735 709710 686 Total GrossGlobal +3.7% incomebusinesses 632 668 674 675 669 572 597602 UK retail Expenses-0.1% Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 Q4 Net op.Attributable profit +6.3% Income £Million Net op.449 438 419426 389 Income after+15.0%372374 372 LLPs Attributable +10.7% profit Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 Q4

United Kingdom 201035 ActivityResults MortgagesLoans to companiesDeposits(1)Basic revenues — Provisions £Bill. £ Bill. £ Bill. £ Mill. 166 160 1541,017 1,011 +5% 26144981 24958 +3%4 5922917913 +7% 22849 19 +13%(2) 2009 20102009 20102009 2010Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 Q4 Core loans Non-core loans Net op. income Loan-loss prov. Net interest income Provisions (% ATAs)£ Mill. Var.Q4’10 Q4’09 1.34 1.32 1.21 1.26 1.261.26 1.22 Net interest 791 788 768 1.11incomeNet op. 686 745 735 709710 +0.1% income Difference 1.07 1.07Provisions 1.06 1.06 0.97 0.96 0.98 0.85Net operating 570587 601 624 594 497520 505+17.7% income after 0.260.30 0.28 0.28 0.26ProvisionsLLPs 0.240.19 0.15 Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 Q4 Q1’09 Q2Q3Q4 Q1’10 Q2Q3Q4 Note.- Activity data in local criteria. (1) Including retail deposits, companies and structured products. Moreover, GBM balances and other non-core deposits of 6,800 million as of December 2010. (2) Loans to SMEs growth: +26%

BRAZIL

Brazil 2010 Good quarterly trend in profits, loans and risk quality. 24% profit increase before impact from higher minority interests Attributable profit: US$ 3,751 mill.Net operating income (EUR 2,836 mill.)Constant US$ million Var. 2010 2009 in constant US$ (%)3,1303,003 3,143 2,997 2,917 2,892 Total 2,700 2,742 Net int. income + feeGlobal +6.3%businesses income 2,457 2,500 2,537 2,345 2,326 2,359 Retail 2,059 2,056 Gross income+3.5% Expenses+3.7%Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 Q4 Attributable profit Net operating income+3.3%Constant US$ million 1,209 1,199 Net operating inc. after1,003 1,053 +16.6%977 992 LLPsNet profit860 758 Minority int. 960896 1,012 991 Attributable profit (*)+10.4%748 846844 853 Attributable profit (*) Result from continued operations: +24.4%Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 Q4

Brazil 201038 Activity (1)Results Total Loans Dec’10 Dec’09Basic revenues Constant US$ million +22%4,680 +16%+18%4,510 4,435 4,369 4,442 4,255 4,318 +9%+9% +3%3,997 -5% Dec’09 Jun’10 Dec’10 Individual Consumer Businesses Corporate + customersfinance + companiesGBMQ1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 Q4 Dec’08 Jun’09 Dec’09 Net int. income Net op. income Loan-loss prov. Savings: +6% Provisions (% oATAs) Dec’10 Dec’09Constant US$ millionVar.Q4’10/Q4’09 +4.9% 3,130 2,9973,143 +16%2,917 2,892 3,003 Net interest Net op. 2,700 2,742 +12%7.657.53income income 4.87Provisions 4.37 ProvisionsNet operating 1,926 1,917 3.281,488 1,464 1,543 1,548 1,577 1,628+23.8% 2.66income after -7%LLPs Demand Time Mutual funds2009 2010Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 Q4 (1) Local currency

LATAM ex-BRAZIL
M ex-BRAZIL

Latin America ex-Brazil 201040 Faster pace of activity, spreads management and lower provisions needs, spurred sustained growth of net basic revenues Activity(1)Results Total Loans Dec’10 Dec’09Basic revenues — Provisions +32%Constant US$ million +14%+17%+19% +11%1.726 1.789 1.673 +2%1.482 1.555 1.518 +2% 1.337 1.200 -6% Dec’09 Jun’10 Dec’10 /-16% Dec’08 Jun’09 Dec’09M ortgages Consumer Cards Companies GBM Cards ex-M exicoM exicoQ1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 Q4 Net int. income Provisions Net op. income Loan-loss prov. Savings: +11% (% /ATAs) Constant US$ million Dec’10 Dec’09 3.793.88 Net interest Net op. 1,406 1,448 income1,306 1,276 1,287 16%income1,228 1,267 1,203 11%2.322.99Provisions 995928 2%1.47880887 Net operating 828867 0.89 Provisions774823 income after LLPs Demand Time Mutual 20092010 fundsQ1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 Q4 (1) Local currency

Latin America ex-Brazil 2010

Constant US$ million

41

This performance fed through to attributable profit (US$2,604 million)

Attributable profit

Constant US$ million	2010	2009	Change (%)
Mexico	902	736	+22.7
Chile	904	857	+5.4
Argentina	393	299	+31.4
Uruguay	89	80	+10.3
Puerto Rico	50	46	+7.6
Colombia	54	52	+4.2
Other	28	28	-0.4
SUBTOTAL	**2,420**	**2,098**	**+15.3**
Santander Private Banking	185	217	-15.1
TOTAL ex-Venezuela	**2,604**	**2,316**	**+12.4**
Venezuela	--	64	100.0

Santander

Latin America ex-Brazil. 2010 Activity(1)

42

Mexico

Total loans


-11%
-5%
+15%
Dec'09 / Dec'08
Jun'10 / Jun'09
Dec'10 / Dec'09

Dec'10 / Dec'09


+18%
-16%
+35%
-2%
Individ. w/o cards
Cards
SMEs + companies
Corporat.+ GBM

Savings: +14%

Var. Dec'10 / Dec'09


+20%
+16%
+7%
Demand
Time
Mutual funds

Net int. income / Provisions (% /ATAs)


4.05
4.04
Net interest income
2.01
2.89
2.04
1.16
Provisions
2009
2010

Chile

Total loans


-6%
+8%
+14%
Dec'09 / Dec'08
Jun'10 / Jun'09
Dec'10 / Dec'09

Dec'10 / Dec'09


+16%
+17%
+7%
Individuals
SMEs + companies
Corporate + GBM

Savings: +2%

Var. Dec'10 / Dec'09


+17%
-2%
-6%
Demand
Time
Mutual funds

Net int. income / Provisions (% /ATAs)


4.25
4.40
Net interest income
2.76
3.46
1.49
0.94
Provisions
2009
2010

(1) Local currency

Santander

SOVEREIGN

Sovereign 2010

44

Normalised profit thanks to performance of revenues, expenses and provisions

Activity(1)

Total Loans


-12%
-7%
-1%
Dec'09 / Dec'08
Jun'10 / Jun'09
Dec'10 / Dec'09

Dec'10 / Dec'09


+17%
+0%
-6%
-32%
Multifamily + residential
Commercial & industrial
Other loans
Run-off loans

Deposits (Dec'10/ Dec'09)


+3%
-18%
Retail demand
Other dep. (CDs)

Net int. inc. / ATAs(2)


US$
2.39%
3.28%
2009
2010

Results

Net op. income / Loan-loss prov.


US$ million
Var.Q4'10/Q4'09
Net op. income
Provisions
Net operating income after LLPs
128
212
238
274
385
382
401
378
+37.7%
-55
-25
17
61
155
207
213
297
x5
Q1'09
Q2
Q3
Q4
Q1'10
Q2
Q3
Q4

Attributable profit


US$ million
+13.5%
-25
-10
-4
4
95
132
157
178
Q1'09
Q2
Q3
Q4
Q1'10
Q2
Q3
Q4

(1) Lending data (without securitisations) and deposits under US GAAP

(2) Data on a like-for-like basis (2010 o/ Q4'09 + Q3'09 + Q2'09 + February-March '09 at a quarterly rate)

Santander

CORPORATE ACTIVITIES

Corporate Activities Higher negative contribution because of funding cost and lower gains on financial transactions Attributable profit (Difference 2010 vs. 2009) EUR million Main impacts: Net interest income-468 Gains/losses on financial transactions-773 Other items-54 Total impact on profit:-1,295

Agenda Grupo Santander 2010 highlights 2010 Results -Group -Business areas 2011 Outlook Appendix

2011 Outlook

48

In 2010 Santander has overcame the challenges of a highly complex environment which remains highly demanding in 2011

2010 achievements, starting point

1. **Solid profit generation: EUR 8,181 mill.**
   Diversification + Differential management by areas
2. **Group's non-performing loans stabilising**
   Noteworthy improvement at SCF, Brazil and Sovereign
3. **Better structural liquidity position**
   Deposits + M/L term funding in 2010: +EUR 147 bill.
4. **Increased solvency**
   Core capital: 8.80%; +33 b.p. in Q4'10
5. **Shareholder remuneration maintained: € 0.60/share**
   Consistent with increase in book value per share
6. **Better Group positioning**
   Greater diversification and growth potential

2011 Management focus

- **THREE different business environments**
  - Adjusting mature markets (Spain and Portugal)
  - Recovering mature markets (US, other EU, UK…)
  - Growing emerging markets (Brazil, other Latam…)
- **Integrating recent acquisitions**
  - Execution in 2011/2012
- **Maintaining liquidity and capital strength**

Santander

Santander in 2011. Management focus

49

Differential management by markets

Adjusting mature markets

- **Weak volumes** because of deleveraging **+ Maximum focus on spreads**
- **Strict cost control**, adjusted to the new environment
- **Lower specific provisions**

Recovering mature markets

- **Greater activity +spreads management**
  - UK and Sovereign: greater focus on companies and transactional business
  - SCF: backed by diversification and better evolution in key markets
- **Costs**: reduction of ordinary expenses; investment in technology
- **Lower provisions**, mainly in Sovereign thanks to lower NPLs

Growing emerging markets

- **Strong growth and market share gain**
  - Mainly in loans but also in deposit-liquidity capturing
- **Spreads:** managing expectations on interest rates in each country
- **Costs**: investment in distribution capacity but with efficiency improvement
- **More provisions** spurred by growth but with lower risk premium

Santander

Santander in 2011. Management focus

50

2 Integrating recent acquisitions

- **Germany (SEB retail unit)**
  - Transaction closing in January 2011
- **UK (RBS branches and business)**
  - "Carve out", an extremely complex process from a legal, commercial and technical standpoint
  - Integration expected for: Q1'12
- **Bank BZ WBK in Poland**
  - Pending authorisation from Polish regulators (purchase, IPO…)

Germany and Poland will start contributing results throughout 2011 and the UK in 2012

3 Liquidity and capital strength

- **Good starting point + high internal generation**
  - **Capital**: high retained profits and scrip dividend
  - **Liquidity:** reduction of commercial gap in deleveraging economies
- **Large capacity of wholesale issuing**
  - Rating, diversification (issuers, $, maturities …)
- **Liquidity and RWA optimisation**

Without restrictions to grow in a profitable way and meet regulatory requirements

In short, in the face of a challenging 2011 Santander has the strengths to, once again, perform well

Santander

Agenda Grupo Santander 2010 highlights 2010 Results -Group -Business areas 2011 Outlook Appendix

Appendix Group balance sheet Secondary segments results Main units spreads, NPL and coverage ratios Construction and real estate sectors in Spain

Group balance sheet

55

Main trends of the Group's balance sheet

Retail balance sheet, appropriate for the business nature, of low risk, liquid and well capitalised

Balance sheet at December 2010

EUR billion


1,218
Cash and credit institutions
173
2
Derivatives
81
3
AFS Portfolio
74
4
Trading portfolio
67
5
Other*
99
6
Loans to customers
724
1
Assets
1,218
Credit institutions
140
Derivatives
94
Other
37
Customer Deposits
616
Issues and subordinated liabilities
223
Shareholders' equity & fixed liabilities
107
Liabilities

1. Lending: 60% of balance sheet
2. Cash, Central Banks and credit institutions: 14%
3. Derivatives (with counterpart on the liabilities side): 7% of balance sheet
4. Available for sale portfolio (AFS): 6%
5. Trading portfolio: 5%
6. Other (goodwill, fixed assets, accruals): 8%

(*) Other assets: Goodwill EUR 25 bill., tangible and intangible assets 15 bill., other capital instruments at fair value 8 bill., accruals and other accounts 51 bill.

Santander

Secondary segments results

Retail Banking 57 Stable profits underpinned by diversification, with larger provisions in the last quarters Retail BankingNet operating income Var. 2010 2009 in euro (%)Excl. fx andEUR million+4% perimeter5,571 5,779 5,772 5,447 4,801 5,130 5,384 5,261 Gross +10.1%+0% income Expenses+10.7%+1% Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 Q4 Net op.Attributable profit +9.7%-1% Income EUR million-1% Net op.+2% Income+13.0%2,049 1,798 1,845 1,920 1,8542,192 1,866 1,832 after LLPs -2% Attributable +7.0% profit Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 Q4

58

Global Wholesale Banking (GBM)

Solid revenues and profit generation which compared well with a record first half of 2009 in a favourable scenario of spreads and volatilities

Attributable profit: EUR 2,698 million


Var. 2010 / 2009 in euro (%)
Gross income
+6.2%
Expenses
+17.7%
Net op. Income
+2.6%
Net op. Income after LLPs
+1.6%
Attributable profit
-1.8%

Net operating income


EUR million
+28%
997
1,165
1,003
762
1,113
1,013
929
972
Q1'09
Q2
Q3
Q4
Q1'10
Q2
Q3
Q4

Attributable profit


EUR million
+18%
679
822
679
568
779
642
606
670
Q1'09
Q2
Q3
Q4
Q1'10
Q2
Q3
Q4

Santander

Global Wholesale Banking (GBM)59 Recurring model focused on customers and with a low risk profile Solid revenues generation ...... based on a diversified product portfolio By customer revenues Gross income (€ mill.) Gross income (€ mill.) +6%5,508 1,460TOTAL 5,184 1,4511,361 Total 1,2971,3111,387 1,309793 195282 150 165Trading623 Trading 143176 1,116196 110848 942-10% Equities +44%166 Investment banking115 1,2651,169 1,2371,196 Customers 1,1541,1351,1131,179 1,006-10% Hedging of interest 1,303 exchange rates Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 Q42,522 Corporate banking* 2,201+15% .... in our core markets ... 20092010 Spain, Brazil and the UK generate around 75% of customer revenues Customer revenues (*) Includes Global Transaction Banking and Credit

Asset Management and Insurance

60

High contribution to the Group via revenues and profits

Total Group revenues (cross-selling)

- **In 2010: EUR 3,966 mill. of gross income from funds and insurance** (+10% o/ 2009)

= 9% of Group's revenues

Attributable profit to the Group

- After deducting expenses and fees paid to the networks

Attributable profit


Mill. euros
Asset Mgmt.
Insurance
105
122
89
86
108
120
120
113
21
18
8
5
21
21
22
17
84
104
81
81
87
99
98
96
Q1'09
Q2
Q3
Q4
Q1'10
Q2
Q3
Q4

Asset Management

- **Volumes recovering with initial impact on revenues**

Managed assets (€ bill.)


101
117
124
D'08
D'09
D'10

Revenues / expenses


+8.2
+6.7
Revenues + fees paid to retail networks
Expenses

Insurance (PBT + fees)

Total: EUR 2,491 mill.

Δ 2009 (€ ctes.) = +3%


Brazil
831
+12%
Spain
373
-7%
Germany
330
-7%
Other Europe
347
+4%
Other Latam
382
+21%
UK
193
-16%
Sovereign
34
+5%

Potential from global management + incorporations

Santander

Main units spreads and NPL ratios

62

Continental Europe. Main units spreads
(%)

SAN Branch Network


3.40 3.15 3.00 2.78 2.60 2.04 1.87 1.89
2.21 2.26 2.32 2.25 2.10 1.94 1.83 1.83
1.19 0.89 0.68 0.53 0.50 0.10 0.04 0.06
Q1'09 Q2 Q3 Q4 Q1'10 Q2 Q3 Q4
Loans
Deposits
Total

Banesto Retail Banking


2.69 2.51 2.27 2.28 2.20 2.00 1.92 1.99
1.90 1.94 1.96 1.99 2.02 1.65 1.41 1.47
0.79 0.57 0.31 0.29 0.18 -0.35 -0.51 -0.52
Q1'09 Q2 Q3 Q4 Q1'10 Q2 Q3 Q4
Loans
Deposits
Total

Santander Consumer Lending


4.39 4.54 4.67 4.77 4.80 4.85 4.88 4.86
Q1'09 Q2 Q3 Q4 Q1'10 Q2 Q3 Q4

Portugal Retail Banking


2.35 2.15 2.12 1.95 1.85 1.92 2.03 2.11
1.61 1.70 1.72 1.73 1.76 1.82 1.82 1.88
0.74 0.45 0.40 0.22 0.09 0.10 0.21 0.23
Q1'09 Q2 Q3 Q4 Q1'10 Q2 Q3 Q4
Loans
Deposits
Total

Santander

Continental Europe. NPLs and coverage ratios Banco Santander*Banesto 78% 69% 63% 73% 66% 61% 61% 54%85% 73% 70% 64% 61%54% 58% 60% 2.35%2.59% 2.82% 3.41% 3.61% 3.65% 3.79% 4.24%1.96% 2.32% 2.62% 2.97% 3.13% 3.49% 3.83% 4.11% Mar’09 Jun Sep Dec Mar’10 Jun Sep DecMar’09 Jun Sep Dec Mar’10 Jun Sep Dec NPLsCoverageNPLsCoverage Santander ConsumerPortugal 108% 111% 122% 128% 89% 90%92% 97%71% 65% 68%65% 64% 65% 69% 60% 5.14% 5.46% 5.39% 5.12% 5.23% 5.13% 4.64%4.95% 2.13% 2.04% 2.27% 2.32% 2.40% 2.43% 2.90% 1.87% Mar’09 Jun Sep Dec Mar’10 Jun Sep DecMar’09 Jun Sep Dec Mar’10 Jun Sep Dec NPLsCoverageNPLsCoverage (*) Santander Branch Network NPL ratio was 5.52% and coverage 52% as of December 2010

United Kingdom. Spreads and NPL ratios (%) Spreads Retail BankingNPLs and coverage 2.22 2.252.31 2.31 2.31 2.342.37 2.04 (*) 2.082.1956% 1.131.902.0145%48% 44%42% 46% 1.8240% 41% 1.67 1.44 0.91 0.78 0.580.491.25% 1.54% 1.65% 1.71% 1.87% 1.84% 1.76% 1.76% 0.41 0.30 0.260.18 Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 Q4Mar’09 Jun Sep Dec Mar’10 Jun Sep Dec LoansDepositsTotalNPLsCoverage (*) UPLs coverage 100%

Exchange rates. Latin America 2010 Appreciation of Latin American currencies against the dollar and euro AVERAGE RATES EUR LOCAL CCY. 2010 2009 Var. US DOLLAR1.3228 1.3906 +5% BRAZILIAN REAL2.3262 2.7577 +19% NEW MEXICAN PESO16.6997 18.7756 +12% CHILEAN PESO 673.9214 775.2659 +15% AVERAGE RATES US$ LOCAL CCY. 2010 2009 Var. BRAZILIAN REAL1.7585 1.9831 +13% NEW MEXICAN PESO12.6244 13.5018 +7% CHILEAN PESO509.4605 557.5039 +9% (*) Positive sign: currency appreciation; negative sign: currency depreciation

66

Spreads main countries Latin America
(%)


Retail Banking Brazil
17.01 17.43 16.68 16.02 16.13 16.23 15.81 15.42
15.94 16.39 15.81 15.12 15.26 15.29 14.73 14.29
1.07 1.04 0.87 0.90 0.87 0.94 1.08 1.13
Q1'09 Q2 Q3 Q4 Q1'10 Q2 Q3 Q4
Loans Deposits Total


Retail Banking Mexico
14.19 13.35 12.49 12.28 12.08 11.42 11.23 10.98
10.83 10.77 10.40 10.21 10.03 9.50 9.20 8.93
3.36 2.58 2.09 2.07 2.05 1.92 2.03 2.05
Q1'09 Q2 Q3 Q4 Q1'10 Q2 Q3 Q4
Loans Deposits Total


Retail Banking Chile
7.92 7.81 7.48 7.38 7.49 7.33 7.03 6.69
5.90 5.89 5.61 5.26 5.24 5.03 4.76 4.52
2.02 1.92 1.87 2.12 2.25 2.30 2.27 2.17
Q1'09 Q2 Q3 Q4 Q1'10 Q2 Q3 Q4
Loans Deposits Total

Santander

Latin America. NPLs and coverage ratios67 BrazilMexico 107% 92% 95%99% 100% 98% 98% 101%221% 264% 268% 257% 199% 215% 128% 122% 5.27% 5.04% 5.01% 4.97% 4.91%2.80% 3.04% 2.45% 3.86% 4.75% 5.09%1.84% 1.86% 1.77% 2.20% 1.84% Mar’09 Jun Sep Dec Mar’10 Jun Sep DecMar’09 Jun Sep Dec Mar’10 Jun Sep Dec NPLsCoverageNPLsCoverage Chile 95% 94% 94% 89% 99% 97% 94% 89% 3.30% 3.38% 3.20% 3.36% 3.31% 3.58% 3.74% 3.05% Mar’09 Jun Sep Dec Mar’10 Jun Sep Dec NPLsCoverage

Sovereign. Spreads and NPL and coverage ratios (%) SpreadsNPLs and coverage 2.682.71 2.88 2.95 2.602.66 2.61 2.30 67%68%67% 72% 75% 66%62% 64% 1.901.91 1.941.96 2.04 2.08 1.881.88 0.993.98% 4.34% 4.82% 5.35% 5.14% 5.11% 4.80% 4.61% 0.80 0.80 0.94 0.700.62 0.53 0.42 Mar’09 Jun Sep Dec Mar’10 Jun Sep Dec Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 Q4 LoansDepositsTotalNPLsCoverage

Construction and real estate sectors in Spain
Construction and real estate sectors in Spain

70

Chart 1. Financing provided for construction and real estate development and the respective allowance(1). Data pertaining to the consolidated Group (businesses in Spain)

EUR million	Gross amount	Excess over value of collateral (2)	Specific allowance
1) Loans registered by the Group's credit institutions (businesses in Spain)	27,334	13,296	1,890
1.1) of which: Doubtful assets	4,636	2,391	1,321
1.2) of which: Substandard assets	4,932	2,715	569
Pro-memoria:			
- Total general allowances (total businesses)			768
- Written-off assets	589		

Pro-memoria: Group's consolidated data

EUR million	Carrying amount (3)
1) Total loans and advances to customers excluding public sector (businesses in Spain)	216,726
2) Total consolidated assets (total businesses)	1,217,501

(1) Clasification according to the purpose of the loan, not the debtor's CNAE (National Classification of Economic Activities)

(2) The current regulation (Circular 3 / 2010, amending 4 / 2004) applies a cut in the valuation of guarantees for the purpose of calculating the allowances: 20% first resindency; 30% offices and rustic properties in operation; 40% other housing; 50% land and real estate development; over the minimum value between the purchase price and the updated appraisal value. The difference between the gross amount and the value of the guarantee adjusted by the regulation, is reflected in this column.

(3) Amounts by which assets are recorded in the balance sheet after deducting, where applicable, the amounts built for its coverage.

Santander

Chart 2. Breakdown of the financing provided to construction and real estate development. Transactions registered by credit institutions (businesses in Spain) Loans: Gross amount EUR million 1.Without mortgage guarantee6,124 2.With mortgage guarantee21,210 2.1 Finished buildings12,709 2.1.1 Residential 5,247 2.1.2 Other7,462 2.2 Buildings under construction2,548 2.2.1 Residential 1,991 2.2.2 Other558 2.3 Land5,953 2.3.1 Developed land3,678 2.3.2 Other land*2,275 TOTAL27,334 (*) Includes EUR 2,023 million of building land

72 Chart 3. Loans to households for house purchasing. Transactions registered by credit institutions (businesses in Spain) of which: Gross amount Doubtful EUR million Loans for house purchasing61,9361,388 Without mortgage guarantee54930 With mortgage guarantee61,3871,358 Chart 4. Breakdown of mortgage loans to households for house purchasing, according to the latest available loan-to-value (LTV) ratio. Transactions registered by credit institutions (businesses in Spain) LTV range EUR million LTV 50%50% LTV 80% 80% LTV 100%LTV 100% Gross amount20,58331,5198,299986 of which: Doubtful24763844033

73 Chart 5. Foreclosed assets to the consolidated Group entities (businesses in Spain) Gross of which: Net amountAllowanceamount EUR million 1.Real estate assets from loans to construction and real estate development5,3961,7903,606 1.1 Finished buildings1,093268825 1.1.1 Residential714175539 1.1.2 Other37893286 1.2 Buildings under construction564138425 1.2.1 Residential 562138424 1.2.2 Other101 1.3 Land3,7401,3832,357 1.3.1 Developed land2,2357751,459 1.3.2 Other land*1,505608897 2.Real estate assets from mortgage loans to households for house purchasing1,5063691,137 3.Other foreclosed real estate assets607154452 SUBTOTAL7,509 2,313 5,195 4.Equity instruments, ownership interests in financing to non-consolidated companies holding these assets840438402 TOTAL8,348 2,751 5,597 (*) Includes EUR 1,308 million gross (EUR 787 million net) of building land

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: February 3rd, 2011	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President